Exhibit 99.1

Jumia Shareholders Elect New Supervisory Board, Deepening African Expertise as
Company Targets 2027 Profitability

Shareholders elected Jonathan D. Klein, Anne Ooga Eriksson, Hassanein Hiridjee, Benjamin T. Faw, and Dr. Akinwumi Ayodeji Adesina — former President of the African Development Bank — at the 2026 Jumia Annual General Meeting

Lagos (Nigeria), May 26, 2026: Jumia Technologies AG (NYSE: JMIA, the “Company”), a leading pan-African e-commerce platform, announces the election and re-election of five members of its Supervisory Board at its Annual General Meeting held on May 15, 2026. Shareholders elected Hassanein Hiridjee, Dr. Akinwumi Ayodeji Adesina and Benjamin T. Faw, and re-elected Jonathan D. Klein and Anne Ooga Eriksson, to the Supervisory Board, with voting results reflecting strong shareholder support for these candidates.

The new Supervisory Board brings together five members with extensive experience across finance, e-commerce, and African development, as well as significant experience as board members of publicly traded companies.

Jonathan D. Klein, co-founder, former Chairman and CEO of Getty Images, has decades of experience building and scaling global platforms, and continues as Chairman of the Supervisory Board. Having grown up in South Africa, he has had a major focus on Africa throughout his career. Mr. Klein has been or is currently a board member of many publicly traded companies, including Etsy, Squarespace, Getty Images and RealNetworks. In the non-profit area, Mr. Klein is a philanthropist and leader in several fields, including global health, adolescent health (largely in Africa), sports, the arts, international press freedom and media. Having served on Jumia’s board since its IPO, Mr. Klein’s continued leadership reflects his deep experience in internet, e-commerce, brands and public company board service. He provides continuity at a pivotal moment as Jumia tightens its path to profitability and deepens its infrastructure across the African continent.

Anne Ooga Eriksson continues as Deputy Chairperson of the Supervisory Board and Chairperson of the Risk and Audit Committee, bringing deep knowledge of African markets and corporate governance. A Kenyan national with a long career in finance, advisory and assurance services, Ms. Eriksson retired a few years ago from PricewaterhouseCoopers as Regional Senior Partner and CEO for Eastern Africa after a 40-year career in audit. She currently serves as a non-executive director across several boards and geographies, and as member or chair of audit and risk committees, including as Chair of the Group Audit and Risk Committee of the largest financial services group in the East Africa region. Her experience navigating the regulatory and commercial realities of African business environments further strengthens the board’s collective ability to guide Jumia’s strategy across its diverse operating footprint.

Dr. Akinwumi Ayodeji Adesina joins the Supervisory Board for the first time, bringing global standing in development finance and African economic leadership. A 2017 World Food Prize laureate and former President and Chairman of the Board of Directors of the African Development Bank Group, he led the institution from 2015 to 2025, expanding its capital base from US$93 billion to US$318 billion during his tenure. He also served as Chairman of the Board of Directors of Africa50, a pan-African private equity infrastructure investment asset manager. Previously, as Nigeria’s Minister of Agriculture and Rural Development, he introduced a digital e-wallet fertilizer supply system that reached more than 15 million smallholder farmers. As Executive Chairman of the Global Africa Investment Summit, he is spearheading a global platform focused on mobilizing global capital to unlock the value of Africa’s vast sovereign assets. Dr. Adesina’s appointment underscores Jumia’s focus on stronger governance and deeper engagement across the continent.

Hassanein Hiridjee, who has been serving as a Supervisory Board member since September 2025, was formally elected by the shareholders, cementing his seat on the board. Mr. Hiridjee is the co-founder and CEO of Axian Group, a pan-African conglomerate with active operations across 21 countries in 5 business sectors: energy, digital banking & fintech, properties, financial services and telecoms. Mr. Hiridjee brings extensive operational experience across Jumia’s markets, with deep familiarity with regulatory and consumer environments across multiple jurisdictions.

Benjamin T. Faw joins the Supervisory Board for the first time, bringing extensive expertise in marketing, operations, institutional investment and capital markets. Additionally, Mr. Faw has experience as a founder, founding investor, founding advisor in multiple companies in e-commerce and technology that have grown significantly while generating strong positive free cash flow ju. Mr. Faw brings a disciplined financial lens to Jumia’s governance at a critical juncture — as the Company executes on its roadmap toward breakeven and navigates a continued focus on unit economics and cash efficiency. His background in evaluating and guiding growth-stage businesses is expected to be of benefit to the Company and the board.

The Supervisory Board renewal comes as Jumia records significant operational momentum. Full-year 2025 gross merchandise value reached US$818.6 million, while Q1 2026 GMV grew 31% year-on-year to US$212.2 million and revenue rose 39% to US$50.6 million. The Company has materially reduced its cash burn and is targeting Adjusted EBITDA breakeven and positive cash flow in Q4 2026, with full-year profitability and positive cash flow expected in 2027.

“This Supervisory Board brings together deep, first-hand knowledge of African markets, rigorous discipline around capital and returns, governance experience and market understanding the Company needs at this stage. Benjamin T. Faw and Dr. Akinwumi Ayodeji Adesina joined at a defining moment, as Jumia moves from a growth-at-all-costs model to one defined by sustainable, profitable scale,” said Jonathan D. Klein, Chairman of the Supervisory Board, Jumia.

“Africa’s digital economy and e-commerce sector are not a future promise—it is today’s reality, and Jumia has been central to building it. The Company connects millions of consumers and tens of thousands of small businesses to opportunities across some of the continent’s most complex and underserved markets. I join at a moment of clear momentum: fundamentals are improving, leadership is focused, and Africa’s structural opportunity is undeniable and compelling. I look forward to contributing to Jumia’s next chapter as it strengthens its position as a leader in Africa’s digital economy and e-commerce landscape,” said Dr. Akinwumi Ayodeji Adesina, Member of the Supervisory Board, Jumia.

About Jumia

Jumia is a leading pan-African e-commerce platform, with operations across 8 African countries. Its mission is to improve the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to customers, while helping businesses grow as they use Jumia's platform to better reach and serve customers.

The Jumia platform consists of a marketplace, which connects approximately 70,000 sellers with customers, and a vast logistics network, which enables the shipment and delivery of packages across its markets.

For more information: https://group.jumia.com/

Press contact

Abdesslam Benzitouni — Group Head of Communication and Public Affairs

abdesslam.benzitouni@jumia.com

Forward-Looking Statements

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